                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              POWERCERV CORPORATION
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   73931P 10 5
                                 --------------
                                (CUSIP Number)

                Richard B. Hadlow, Esq., 220 South Franklin St.,
                       Tampa, Florida 33602 (813) 224-9255
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 1999
             -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 73931P 10 5                   13D                   PAGE 2 OF 12 PAGES
---------------------                                         ------------------



--------------------------------------------------------------------------------

1  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
   Persons
   H.R.R. LIMITED PARTNERSHIP
   H.R.R., INC.
   HAROLD R. ROSS
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds
   SC
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(d) or 2(e)                                  [ ]
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization
   NEVADA, U.S.A. (H.R.R. Limited Partnership)
   NEVADA, U.S.A. (H.R.R., Inc.)
   U.S.A. (Harold R. Ross)
--------------------------------------------------------------------------------

Number of Shares           7     Sole Voting Power
Beneficially Owned               2,068,040 (H.R.R. Limited Partnership)
by Each Reporting                -0-  (H.R.R., Inc.)
Person With                      26,000 (Harold R. Ross)*
                           -----------------------------------------------------



                           8     Shared Voting Power
                                 -0- (H.R.R. Limited Partnership)
                                 -0-  (H.R.R., Inc.)
                                 21,000 (Harold R. Ross)**
--------------------------------------------------------------------------------

--------

         * Harold R. Ross has Sole Voting Power and Sole Dispositive Power of 13,000 shares issued to "Harold R. Ross, custodian for Robert C. Ross under the Florida Uniform Transfer to Minors Act" and of 13,000 shares issued to "Harold
R. Ross, custodian for Stephen C. Ross under the Florida Uniform Transfer to Minors Act."

         **Harold R. Ross has Shared Voting Power and Shared Dispositive Power as co-trustee of 8,000 shares issued to "the Candida R. Ross Memorial Trust, Antoinette J. Ross, Trustee" and as co-trustee of 13,000 shares issued to "the Harold R. and Candida R. Ross Living Trust, Antoinette J. Ross, Trustee."

CUSIP NO. 73931P 10 5                   13D                   PAGE 3 OF 12 PAGES
---------------------                                         ------------------


--------------------------------------------------------------------------------
           9                     Sole Dispositive Power
                                 68,040 (H.R.R. Limited Partnership)
                                 -0- (H.R.R., Inc.)
                                 26,000 (Harold R. Ross)
           ---------------------------------------------------------------------
           10                    Shared Dispositive Power
                                 2,000,000 (H.R.R. Limited Partnership)***
                                 -0-   (H.R.R., Inc.)
                                 21,000 (Harold R. Ross)
--------------------------------------------------------------------------------

11         Aggregate Amount Beneficially Owned by Each
           Reporting Person
           2,068,040 (H.R.R. Limited Partnership)
           2,068,040 (H.R.R., Inc.)
           2,115,040 (Harold R. Ross)
--------------------------------------------------------------------------------

12         Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares                                        [ ]
--------------------------------------------------------------------------------

13         Percent of Class Represented by Amount of Row (11)
           15.0% (H.R.R. Limited Partnership)
           15.0% (H.R.R., Inc.)
           15.3% (Harold R. Ross)
--------------------------------------------------------------------------------

14         Type of Reporting Person
           PN (H.R.R, Limited Partnership)
           CO (H.R.R., Inc.)
           IN (Harold R. Ross)
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this amended Schedule 13D relates is the common stock, $.01 par value, of PowerCerv Corporation, a Nevada corporation ("PowerCerv"). The address of the principal executive office of PowerCerv is 400 N. Ashley Street, Suite 2700, Tampa, Florida 33602.

ITEM 2.  IDENTITY AND BACKGROUND.

         INFORMATION WITH RESPECT TO H.R.R. LIMITED PARTNERSHIP:

--------

         *** Dispositive Power is reported as shared because of restrictions placed on the disposition of the common stock in the Option Agreement (discussed herein) and Escrow Agreement (discussed herein).

CUSIP NO. 73931P 10 5                   13D                   PAGE 4 OF 12 PAGES
---------------------                                         ------------------



         Item 2.(a).       Name and state of organization:

                           This amended Schedule 13D is filed by H.R.R. Limited Partnership, a Nevada limited partnership ("H.R.R. Ltd.")

         Item 2.(b).       Principal business:

                           Investor

         Item 2.(c).       Address of principal business:

                           c/o Stephen M. Rice, Esq.
                           Jones, Jones, Close & Brown
                           3773 Howard Hughes Parkway, 3rd FL. S.
                           Las Vegas, Nevada

         Item 2(d).        Criminal proceedings:

                           None

         Item 2(e).        Civil proceedings:

                           None

         INFORMATION WITH RESPECT TO H.R.R., INC.:

         Item 2(a).        Name and state of organization:

                           This amended Schedule 13D is filed by H.R.R., Inc., a Nevada corporation, as general partner of H.R.R. Ltd.

         Item 2(b).        Principal business:

                           Investor

         Item 2(c).        Address of principal business:

                           c/o Stephen M. Rice, Esq.
                           Jones, Jones, Close & Brown
                           3773 Howard Hughes Parkway, 3rd FL. S.
                           Las Vegas, Nevada

CUSIP NO. 73931P 10 5                   13D                   PAGE 5 OF 12 PAGES
---------------------                                         ------------------



         Item 2(d).        Criminal proceedings:

                           None

         Item 2(e).        Civil proceedings:

                           None

INFORMATION WITH RESPECT TO HAROLD R. ROSS:

         Item 2(a).        Name:

                           This amended Schedule 13D is filed by Harold R. Ross ("Mr. Ross") as: an officer, director and sole shareholder of H.R.R., Inc.; a limited partner of H.R.R. Ltd.; co-trustee of the Candida R. Ross Memorial Trust; co-trustee of the Harold R. and Candida R. Ross Living Trust; trustee of shares issued to "Harold R. Ross, custodian for Robert C. Ross under the Florida Uniform Transfer to Minors Act;" and trustee of shares issued to "Harold R. Ross, custodian for Stephen C. Ross under the Florida Uniform Transfer to Minors Act."

         Item 2(b).        Business address:

                           8511 Van Dyke Road
                           Odessa, FL 33556

         Item 2(c).        Occupation:

                           Retired

         Item 2(d).        Criminal proceedings:

                           None

         Item 2(e).        Civil proceedings:

                           None

         Item 2(f).        Citizenship:

                           U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

CUSIP NO. 73931P 10 5                   13D                   PAGE 6 OF 12 PAGES
---------------------                                         ------------------



         On March 24, 1999, H.R.R. Ltd. granted to PowerCerv an exclusive option to purchase 2,000,000 shares of common stock owned by H.R.R. Ltd. On March 24, 1999, H.R.R. Ltd. sold 50,000 shares of PowerCerv stock to Lester Hirsch, Jr., 10,000 shares to Tiden W. and Rupertia S. Smith, and 40,000 shares to SGL Investments Limited Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) H.R.R. Ltd. granted the option to PowerCerv and sold the shares of PowerCerv stock to Lester Hirsch, Jr., Tiden W. and Rupertia S. Smith, and SGL Investments Limited Partnership because Mr. Ross, the officer, director, and sole shareholder of H.R.R., Inc. retired from PowerCerv in December 1997. Furthermore, Mr. Ross wishes to diversify his investment portfolio.

         Sub-items (b) - (j) are not applicable.

ITEM 5.  INTEREST IN SECURITIES OF POWERCERV.

         (a) H.R.R. Ltd. is the direct beneficial owner of 2,068,040 shares, or 15.0%, of PowerCerv's issued and outstanding common stock.

         As general partner of H.R.R. Ltd., H.R.R., Inc. is an indirect beneficial owner of a portion of the 2,068,040 of common stock of PowerCerv.

         As officer, director, and sole shareholder of H.R.R., Inc. and as a limited partner of H.R.R. Ltd., Mr. Ross is an indirect beneficial owner of the 2,068,040 of common stock of PowerCerv.

         As trustee of "the Candida R. Ross Memorial Trust, Antoinette J. Ross, Trustee," Mr. Ross is a beneficial owner of 8,000 shares of common stock of PowerCerv.

         As trustee of "the Harold R. and Candida R. Ross Living Trust, Antoinette J. Ross, Trustee," Mr. Ross is a beneficial owner of 13,000 shares of common stock of PowerCerv.

         Mr. Ross is a beneficial owner of 13,000 shares issued to "Harold R. Ross, custodian for Robert C. Ross under the Florida Uniform Transfer to Minors Act."

         Mr. Ross is a beneficial owner of 13,000 shares issued to "Harold R. Ross, custodian for Stephen C. Ross under the Florida Uniform Transfer to Minors Act."

         Pursuant to Rule 13d-4, H.R.R. Ltd. and H.R.R., Inc. expressly declare that the filing of this statement shall not be construed as an admission that the beneficially own any shares beneficially owned by Mr. Ross as a trustee.

CUSIP NO. 73931P 10 5                   13D                   PAGE 7 OF 12 PAGES
---------------------                                         ------------------


         (b)      See Items 7, 8, 9, and 10 of the cover page attached hereto.

         (c) Since H.R.R. Ltd.'s original Schedule 13D filing, H.R.R. Ltd. has effected the following sales of PowerCerv stock on the open market through BT Alex Brown:

                  1. On February 12, 1999, H.R.R. Ltd. sold 3,000 shares of PowerCerv common stock at $2.75 per share.

                  2. On February 11, 1999, H.R.R. Ltd. sold 1,300 shares of PowerCerv common stock at $2.75 per share.

                  3. On February 9, 1999, H.R.R. Ltd. sold 800 shares of PowerCerv common stock at $2.75 per share.

                  4. On February 8, 1999, H.R.R. Ltd. sold 15,000 shares of PowerCerv common stock at $2.75 per share.

                  5. On February 2, 1999, H.R.R. Ltd. sold 500 shares of PowerCerv common stock at $2.75 per share.

                  6. On February 1, 1999, H.R.R. Ltd. sold 3,000 shares of PowerCerv common stock at $2.75 per share.

                  7. On February 1, 1999, H.R.R. Ltd. sold 300 shares of PowerCerv common stock at $2.75 per share.

                  8. On January 20, 1999, H.R.R. Ltd. sold 1,000 shares of PowerCerv common stock at $2.75 per share.

                  9. On January 15, 1999, H.R.R. Ltd. sold 10,600 shares of PowerCerv common stock at $3.01 per share.

                  10. On January 14, 1999, H.R.R. Ltd. sold 17,500 shares of PowerCerv common stock at $2.06 per share.

                  11. On January 13, 1999, H.R.R. Ltd. sold 32,500 shares of PowerCerv common stock at $2.06 per share.

                  12. On November 16, 1998, H.R.R. Ltd. sold 6,200 shares of PowerCerv common stock at $2.69 per share.

CUSIP NO. 73931P 10 5                   13D                   PAGE 8 OF 12 PAGES
---------------------                                         ------------------



                  13. On November 9, 1998, H.R.R. Ltd. sold 2,000 shares of PowerCerv common stock at $2.69 per share.

                  14. On November 4, 1998, H.R.R. Ltd. sold 2,000 shares of PowerCerv common stock at $2.69 per share.

                  15. On November 3, 1998, H.R.R. Ltd. sold 2,100 shares of PowerCerv common stock at $2.69 per share.

                  16. On November 2, 1998, H.R.R. Ltd. sold 6,000 shares of PowerCerv common stock at $2.69 per share.

                  17. On October 1, 1998, H.R.R. Ltd. sold 500 shares of PowerCerv common stock at $2.94 per share.

                  18. On September 30, 1998, H.R.R. Ltd. sold 2,100 shares of PowerCerv common stock at $2.94 per share.

                  19. On September 29, 1998, H.R.R. Ltd. sold 900 shares of PowerCerv common stock at $2.94 per share.

                  20. On September 21, 1998, H.R.R. Ltd. sold 700 shares of PowerCerv common stock at $2.94 per share.

                  21. On September 18, 1998, H.R.R. Ltd. sold 2,500 shares of PowerCerv common stock at $2.94 per share.

                  22. On September 10, 1998, H.R.R. Ltd. sold 1,000 shares of PowerCerv common stock at $3.00 per share.

                  23. On September 9, 1998, H.R.R. Ltd. sold 1,900 shares of PowerCerv common stock at $3.04 per share.

                  24. On September 8, 1998, H.R.R. Ltd. sold 12,400 shares of PowerCerv common stock at $2.96 per share.

                  25. On September 4, 1998, H.R.R. Ltd. sold 4,700 shares of PowerCerv common stock at $3.06 per share.

                  26. On May 8, 1998, H.R.R. Ltd. sold 32,000 shares of PowerCerv common stock at $5.50 per share.

CUSIP NO. 73931P 10 5                   13D                   PAGE 9 OF 12 PAGES
---------------------                                         ------------------



                  27. On May 7, 1998, H.R.R. Ltd. sold 2,000 shares of PowerCerv common stock at $5.50 per share.

                  28. On May 6, 1998, H.R.R. Ltd. sold 16,000 shares of PowerCerv common stock at $5.50 per share.

                  29. On May 5, 1998, H.R.R. Ltd. sold 11,000 shares of PowerCerv common stock at $5.25 per share.

                  30. On May 4, 1998, H.R.R. Ltd. sold 2,000 shares of PowerCerv common stock at $5.25 per share.

                  31. On May 1, 1998, H.R.R. Ltd. sold 12,700 shares of PowerCerv common stock at $5.31 per share.

                  32. On April 30, 1998, H.R.R. Ltd. sold 12,500 shares of PowerCerv common stock at $5.28 per share.

                  33. On April 29, 1998, H.R.R. Ltd. sold 11,800 shares of PowerCerv common stock at $5.25 per share.

                  34. On April 28, 1998, H.R.R. Ltd. sold 8,650 shares of PowerCerv common stock at $5.25 per share.

                  35. On April 27, 1998, H.R.R. Ltd. sold 31,300 shares of PowerCerv common stock at $5.25 per share.

                  36. On April 24, 1998, H.R.R. Ltd. sold 10,050 shares of PowerCerv common stock at $5.82 per share.

                  37. On March 13, 1998, H.R.R. Ltd. sold 50,000 shares of PowerCerv common stock at $2.94 per share.

                  38. On March 12, 1998, H.R.R. Ltd. sold 12,000 shares of PowerCerv common stock at $2.94 per share.

                  39. On March 11, 1998, H.R.R. Ltd. sold 38,000 shares of PowerCerv common stock at $2.94 per share.

                  40. On March 10, 1998, H.R.R. Ltd. sold 50,000 shares of PowerCerv common stock at $2.94 per share.

CUSIP NO. 73931P 10 5                   13D                  PAGE 10 OF 12 PAGES
---------------------                                        ------------------



                  41. On March 6, 1998, H.R.R. Ltd. sold 11,000 shares of PowerCerv common stock at $3.00 per share.

                  42. On March 4, 1998, H.R.R. Ltd. sold 19,000 shares of PowerCerv common stock at $3.15 per share.

                  43. On February 24, 1998, H.R.R. Ltd. sold 26,500 shares of PowerCerv common stock at $1.75 per share.

                  44. On February 23, 1998, H.R.R. Ltd. sold 11,500 shares of PowerCerv common stock at $1.75 per share.

                  45. On February 20, 1998, H.R.R. Ltd. sold 35,900 shares of PowerCerv common stock at $1.75 per share.

                  46. On February 18, 1998, H.R.R. Ltd. sold 6,600 shares of PowerCerv common stock at $1.75 per share.

                  47. On February 17, 1998, H.R.R. Ltd. sold 4,000 shares of PowerCerv common stock at $1.81 per share.

                  48. On February 17, 1998, H.R.R. Ltd. sold 2,000 shares of PowerCerv common stock at $1.81 per share.

                  49. On February 10, 1998, H.R.R. Ltd. sold 5,000 shares of PowerCerv common stock at $1.75 per share.

                  50. On February 9, 1998, H.R.R. Ltd. sold 18,500 shares of PowerCerv common stock at $1.76 per share.

                  51. On February 2, 1998, H.R.R. Ltd. sold 1,000 shares of PowerCerv common stock at $2.06 per share.

                  52. On November 11, 1997, H.R.R. Ltd. sold 500 shares of PowerCerv common stock at $3.06 per share.

                  53. On November 10, 1997, H.R.R. Ltd. sold 1,500 shares of PowerCerv common stock at $3.06 per share.

                  54. On November 5, 1997, H.R.R. Ltd. sold 5,000 shares of PowerCerv common stock at $3.03 per share.

CUSIP NO. 73931P 10 5                  13D                   PAGE 11 OF 12 PAGES
---------------------                                        ------------------



                  55. On November 4, 1997, H.R.R. Ltd. sold 3,500 shares of PowerCerv common stock at $3.03 per share.

         Since H.R.R. Ltd.'s original Schedule 13D filing, H.R.R. Ltd. has gifted the following PowerCerv stock:

                  1. On December 3, 1998, H.R.R. Ltd. gifted 5,000 shares of PowerCerv stock to Jesuit High School in Tampa, Florida.

                  2. On May 14, 1998, H.R.R. Ltd. gifted 10,000 shares of PowerCerv stock to Idlewild Baptist Church in Tampa, Florida.

                  3. On December 11, 1997, H.R.R. Ltd. gifted 8,000 shares (a total of 56,000 shares) of PowerCerv stock to each of Candida J. Ross, Candida R. Ross, Antoinette J. Ross, Stephen C. Ross, Robert C. Ross, Shannon D. Ross, and Melinda J. Weitzel.

                  4. On April 10, 1997, H.R.R. Ltd. gifted 5,000 shares (a total of 35,000 shares) of PowerCerv stock to each of Candy Ross, Antoinette J. Ross, Harold R. Ross, Sr., Stephen C. Ross, Robert C. Ross, Shannon D. Ross, and Melinda J. Weitzel.

         (d) Harold R. Ross, as officer, director and sole shareholder of H.R.R., Inc., the general partner of H.R.R. Ltd., has the right to receive and to direct the receipt of dividends from, and proceeds from the sale of, the shares indicated in item 11 of the applicable cover page. Mr. Ross also has the right to receive proceeds from the sale of such securities as a limited partner of H.R.R. Ltd.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF POWERCERV.

         On March 24, 1999, H.R.R., Ltd. granted to PowerCerv an exclusive option to purchase 2,000,000 shares of common stock. Pursuant to an Escrow Agreement dated March 24, 1999 (discussed below), H.R.R., Ltd. agreed to deposit, in negotiable form, stock certificates representing the 2,000,000 shares of common stock of PowerCerv.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Option Agreement dated March 24, 1998 by and among Harold R. Ross, H.R.R. Limited Partnership, and PowerCerv Corporation, attached hereto as Exhibit "1"; Escrow Agreement dated March 24, 1999 by and among Harold R. Ross, PowerCerv Corporation and First Union National Bank, attached hereto as Exhibit "2".


                        [signatures follow on next page]

CUSIP NO. 73931P 10 5                  13D                   PAGE 12 OF 12 PAGES
---------------------                                        ------------------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         H.R.R. LIMITED PARTNERSHIP


                                         By:  /s/ Harold R. Ross
                                             -----------------------------------
                                               Harold R. Ross, Managing Member

                                         H.R.R., INC.


                                         By:  /s/ Harold R. Ross
                                             -----------------------------------
                                               Harold R. Ross, President

                                             /s/ Harold R. Ross
                                         ---------------------------------------
                                               Harold R. Ross, individually

                                                                       EXHIBIT 1

                                OPTION AGREEMENT


     THIS OPTION AGREEMENT ("Agreement") is made this 24th day of March, 1999, by and between HAROLD R. ROSS, an individual resident of the State of Florida ("Mr. Ross"); HRR LIMITED PARTNERSHIP, a Nevada limited partnership ("HRR") and with Mr. Ross, collectively, "Ross"), and POWERCERV CORPORATION ("PowerCerv").

                                   RECITALS:

     WHEREAS, HRR is a limited partnership controlled by Mr. Ross and the record owner of 2,000,000 shares ("Shares") of common stock, $.001 par value per share ("Common Stock"), of PowerCerv and Mr. Ross is the beneficial owner of the shares;

     WHEREAS, Ross has agreed to grant to PowerCerv an exclusive option to purchase any or all of the Shares, and PowerCerv has agreed to purchase such option, each pursuant to this definitive agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties herein contained, and for other good and valuable consideration, the parties covenant and agree as follows:

                          ARTICLE 1 - GRANT OF OPTION

     1.1 Grant of Option. In consideration of PowerCerv's payments to HRR of Seventy Five Thousand Dollars ($75,000), such payment to be made in current funds or by certified or bank check concurrent with the parties' execution of this Agreement, Ross hereby grants to PowerCerv or any designee or assignee of PowerCerv (the "Optionee"), and PowerCerv hereby accepts an exclusive, irrevocable option (the "Option") to purchase from HRR any or all of the Shares, in accordance with the terms and conditions of this Agreement. During the "Option Period" (as defined herein), Ross shall not directly or indirectly sell, transfer or assign any shares of Common Stock of PowerCerv or any interest therein to any party other than pursuant to this Agreement. In addition, during the Option Period Ross shall not directly or indirectly engage in any discussions or negotiations with any other party with respect to the sale, transfer or assignment of any shares of Common Stock of PowerCerv, except that on or about the date of this Agreement Ross can sell 100,000 additional shares of Common Stock he owns in a private transaction. During the Option Period, PowerCerv may place a stop order or other limitation on the Shares to prevent any transfer thereof other than pursuant to this Agreement.

     1.2 Escrow Agreement. Concurrent with the parties' execution of this Agreement, the parties, together with First Union National Bank (the "Escrow Agent"), will enter into an escrow agreement, in the form attached hereto as Exhibit A (the

"Escrow Agreement"), pursuant to which, among other things, Ross shall deposit all certificates representing the Shares, together with appropriate stock powers endorsed in blank with medallion guarantied signatures and other documentation necessary for the escrow Agent to transfer marketable title to the Shares to the Optionee pursuant to exercise of the Option, in accordance with the terms hereof and such Escrow Agreement.

     1.3 Option Period. The Option may be exercised by the Optionee at any time during the 120 days from and after the date of execution of the Option Agreement (the "Option Period").

     1.3   Option Exercise Price.

           (a) Option Exercise Price. Subject to the terms of Section 1.4(c) hereof, the purchase price for each Share transferred to the Optionee upon the exercise of the Option shall be $2.40 (the "Option Exercise Price"). The Option Exercise Price shall be paid in cash, by wire transfer of federal funds to a bank and for an account to be designated in the Escrow Agreement.

           (b) Adjustment Upon Changes in Capitalization. In the event of any change in the Common Stock during the Option Period by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, the number and kind of the Shares and the Option Price shall be appropriately adjusted.

     1.5   Exercise of Option.

           (a) Delivery of Option Exercise Notice. The Optionee will be entitled to exercise the Option in whole or in part in one or more exercises from time to time at any time prior to the expiration of the Option Period by one or more written notices (an "Option Exercise Notice") to Mr. Ross and the Escrow Agent. Each such Option Exercise Notice shall specify the total number of Shares to be purchased pursuant thereto. Notwithstanding the foregoing, the minimum number of Shares under the Option that may be exercised per transaction shall be 200,000. Upon timely delivery of any such Option Exercise Notice, the Optionee shall be irrevocably bound to purchase, and Ross shall be irrevocably bound to sell, convey and transfer to the Optionee, all right, title and interest in and to the number of Shares specified in such Option Exercise Notice, pursuant to the terms hereof.

           (b) Closing of Option Exercise. Upon delivery of an Option Exercise Notice, the Optionee shall simultaneously deposit with the Escrow Agent the Option Exercise Price applicable to the Shares to be purchased pursuant to such notice. The Escrow Agent shall then substantially simultaneously remit the funds received from the

Optionee to Ross and transfer the title of and release the Shares purchased to the Optionee in accordance with the terms of the Escrow Agreement.

                ARTICLE II -- RIGHTS ASSOCIATED WITH THE SHARES

     Except to the extent Optionee exercises the Option with respect to any or all of the Shares, Optionee shall have no right to vote, receive dividends or have any other rights as a shareholder with respect to such Shares.

             ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF ROSS

     3.1 Representations and Warranties of Ross. Ross hereby represents and warrants to Optionee that:

          (a) Due Authorization. Ross has taken all necessary action to enter into this Agreement and the Escrow Agreement, to consummate the transactions contemplated hereby and thereby and otherwise carry out Ross's obligations hereunder and thereunder.

          (b) No Conflict. The execution and delivery of this Agreement and the Escrow Agreement, and the consummation by Ross of the transactions contemplated hereby and thereby, will not: (i) violate, conflict with or result in the breach of any provision of, or result in a material modification or otherwise entitle any party to terminate, or constitute (whether after the filing of notice or lapse of time or both) a default (by way of substitution, novation or otherwise) under any contract or other agreement to which Ross is a party or by or to which any of Ross's assets or properties may be bound or subject; (ii) result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any property or assets of Ross pursuant to any provision of any mortgage, lien, lease, agreement, license or instrument; (iii) violate any law, regulation, statute; or
(iv) violate any injunction, order, arbitration award, judgment or decree applicable to, against or binding upon Ross.

          (c) Consents and Approvals. No approval, consent or authorization by any governmental authority or agency of the United States or the State of Florida is required that has not been obtained in connection with the execution and delivery of this Agreement and the Escrow Agreement, or the consummation of the transactions, by Ross.

          (d) Enforceability. Assuming due execution and delivery of this Agreement and the Escrow Agreement by PowerCerv, this Agreement, the Escrow Agreement and each other agreement or instrument contemplated hereby or thereby will be valid and binding obligations of Ross, enforceable against Ross in accordance with their respective terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

         (e) Good Title to the Shares. Ross holds good title to the Shares, free and clear of any and all claims, charges, pledges, liens, security interest or other encumbrances of any kind or nature whatsoever ("Liens"). In the event of the exercise of the Option, any Shares conveyed to the Optionee pursuant to such exercise shall be free and clear of any and all Liens.

     3.2 Survival of Representations and Warranties. All representations and warranties of Ross contained in this Agreement shall survive the execution and delivery of this Agreement and any and all exercises of the Option.

           ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF PowerCerv

     4.1 Representations and Warranties of PowerCerv. PowerCerv hereby represents and warrants to Ross, on behalf of itself (and, where applicable, any other Optionee), that:

         (a) Due Authorization. PowerCerv has taken all necessary action to enter into this Agreement and the Escrow Agreement, to consummate the transactions contemplated hereby and thereby and otherwise carry out PowerCerv's obligations hereunder and thereunder.

         (b) No Conflict. The execution and delivery of this Agreement and the Escrow Agreement, and the consummation by PowerCerv of the transactions contemplated hereby and thereby, will not: (i) violate, conflict with or result in the breach of any provision of, or result in a material modification or otherwise entitle any party to terminate, or constitute (whether after the filing of notice or lapse of time or both) a default (by way of substitution, novation or otherwise) under any contract or other agreement to which PowerCerv is a party or by or to which any of PowerCerv's assets or properties may be bound or subject; (ii) result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any property or assets of PowerCerv pursuant to any provision of any mortgage, lien, lease, agreement, license or instrument; (iii) violate any law, regulation, statute; or (iv) violate any injunction, order, arbitration award, judgment or decree applicable to, against or binding upon PowerCerv.

         (c) Consents and Approvals. No approval, consent or authorization by any governmental authority or agency of the United States or the State of Florida is required that has not been obtained in connection with the execution and delivery of this Agrement and the Escrow Agreement, or the consummation of the transactions, by PowerCerv.

           (d) Enforceability. Assuming due execution and delivery of this Agreement and the Escrow Agreement by Ross, this Agreement, the Escrow Agreement and each other agreement or instrument contemplated hereby or thereby will be valid and binding obligations of Ross, enforceable against PowerCerv in accordance with their respective terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

           (e) Securities Laws. PowerCerv is an "accredited investor" as such term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and the regulations promulgated thereunder. PowerCerv is aware that neither the Option not the Shares is the subject of a registration statement filed with, and declared effective by, the Securities and Exchange Commission pursuant to Section 5 of the Securities Act, but instead is being offered and sold in reliance upon the exemption from the registration requirements of the Securities Act. The Shares will not be transferred or otherwise disposed of by the Optionee except in a transaction registered or exempt from registration under the Securities Act, and will initially bear a legend to that effect.

           (f) Confidential Information. PowerCerv has provided Ross all Confidential Information (as defined herein).

     4.2 Survival of Representations and Warranties. All representations and warranties of PowerCerv contained in this Agreement shall survive the execution and delivery of this Agreement and any and all exercises of the Option.


               ARTICLE V --ACCESS TO INFORMATION: CONFIDENTIALITY
                          OBLIGATIONS: INDEMNIFICATION

     5.1   Access to Information. Ross hereby acknowledges that PowerCerv:

           (a) has apprised Ross of (or provided Ross with access to) information of a confidential nature (i.e., information which PowerCerv has not reported in any filing or report filed with the Securities and Exchange Commission or otherwise made publicly available) which might reasonably be deemed material to a decision to purchase or sell the Shares ("Confidential Information");

           (b) provided Ross with the opportunity to ask questions of PowerCerv and PowerCerv and receive answers to such questions; and

           (c) disclosed to Ross a summary of any Confidential Information relating to PowerCerv of which PowerCerv is aware as of the date of execution of this Agreement.

     All such Confidential Information has been provided to Ross subject to (i) the confidentiality obligations set forth in this Agreement, and (ii) applicable federal and state securities laws.

     5.2 CONFIDENTIALITY OBLIGATIONS. Ross hereby represents, warrants, covenants and agrees that:

          (a) Ross will hold any and all Confidential Information in the strictest confidence, and not disclose or provide access to such information to any person or entity.

          (b) Ross will not, directly or indirectly, engage in any trading activity in or with respect to the Common Stock (or any interest therein) while in possession of any such Confidential Information; provided, however, that to the extent any shares of Common Stock (or other interests therein) are held in a trust or similar vehicle over which Ross shares or has no control, trading activity may be conducted by any such trust or other vehicle so long as Ross has no involvement in any investment decision(s) with respect to such stock while in possession of any Confidential Information.

          (c) Ross will indemnify the Optionee, PowerCerv, its officers and directors against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation or other action or proceeding, commenced or threatened, arising out or based on any breach of the covenants in subsections
(a) or (b) of this Section or any violation of applicable federal and state securities laws in connection therewith. The parties agree that the indemnification obligation hereunder shall apply only to the extent that a court of competent jurisdiction (or the Securities and Exchange Commission, if applicable) finds that Ross' breach or violations under this SECTION 5.2 were negligent, reckless or intentional.

          (d) Ross hereby agrees that his obligations under this SECTION 5.2 shall survive the non-exercise of the Option or any other event or circumstance, and shall continue for so long as any Confidential Information remains material, non-public information and/or compliance with federal or state securities laws so requires.

     5.3  RESTRICTIONS ON TRADING OF THE SHARES UPON EXPIRATION OF OPTION
PERIOD.

          (a) PowerCerv hereby covenants and agrees, immediately prior to the expiration of the Option Period, to notify Mr. Ross in writing if to its knowledge all of the Confidential Information disclosed pursuant to SECTION 5.1(b) hereof has been publicly disclosed or is no longer material, non-public information.

          (b) If in the reasonable opinion of PowerCerv any Confidential Information provided to Ross has not been publicly disclosed or remains material, non-public information 120 days after the date of this Agreement and PowerCerv sends Ross written notice thereof, PowerCerv shall, after the expiration of the Option Period pay to Ross $1,000 per each day that the Nasdaq National Market is open for trading after such 120th day until the date PowerCerv provides written notice to Ross that such Confidential Information has been publicly disclosed and/or is no longer material, it being understood that PowerCerv will undertake reasonable efforts during such period of time, subject to PowerCerv's board of directors reasonable judgment that to exercise their fiduciary and other obligations to PowerCerv information should not yet be disclosed, to eliminate as soon as practicable any restrictions on the sale or transfer of the Shares under applicable federal securities laws due to the disclosure to Mr. Ross of the Confidential Information. On or about the 120th day after the date of this Agreement, PowerCerv shall provide written notice to Ross as to whether PowerCerv believes that any such Confidential Information has not yet been publicly disclosed and/or is no longer material.

          (c) Under no circumstances will PowerCerv, directly or indirectly, not make (or cause not to be made) publicly available any Confidential Information following the expiration of the Option Period for the primary reason of preventing Ross from being able to engage in a sale or transfer of any or all of the Shares for which the Option has not been exercised or any shares of Common Stock or any interest therein.

     5.4  Additional Indemnification

          (a) PowerCerv will indemnify Ross against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation or other action or proceeding, commenced or threatened, arising from this Agrement, other than any action taken in breach of this Agreement. The parties agree that the indemnification obligation hereunder shall not apply to the extent that a court of competent jurisdiction (or the Securities and Exchange Commission, if applicable) finds that Ross' actions were negligent, reckless or intentional or in violation of any applicable federal and state securities law.

          (b) If Ross becomes aware of any matter (a "Claim) which may give rise to a claim for indemnification against PowerCerv under this ss. 5.4, shall promptly (and in any event within five business days after becoming aware of the Claim) notify PowerCerv thereof in writing.

          (c) PowerCerv will have the right at any time to assume and thereafter conduct the defense of the Claim with counsel of its choice; provided, however, that PowerCerv will not consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of Ross (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon Ross.

     (d) Unless and until PowerCerv assumes the defense of the Claim, Ross may defend against the Third Party Claim in any manner it reasonably may deem appropriate.

     (e) In no event will Ross consent to the entry of any judgment or enter into any settlement with respect to the Claim without the prior written consent of PowerCerv (not to be withheld unreasonably).

     5.6 Disclosure Upon Assignment of Option and Subsequent Exercise Thereof. PowerCerv agrees that if it assigns or otherwise transfers this Option or any interest therein, that it will disclose to such transferee(s) at the time of such transfer(s) and on or about the time of the exercise thereof any information known to it that is of a confidential nature (i.e., information which PowerCerv has not reported in any filing or report filed with the Securities and Exchange Commission or otherwise made publicly available) which might reasonably be deemed material to a decision to purchase or sell the Option or the Shares.

                          ARTICLE VI -- MISCELLANEOUS

     6.1   Further Assurances.   Each party shall execute and deliver such
other documents and instruments and take such further action that may be necessary in order to consummate the transactions contemplated hereby.

     6.2   Notices.   All notices, requests, consents and other communications
required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally, by express service, telefax, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

     If to Ross:


          Harold R. Ross
          c/o: Richard B. Hadlow, Esq.
               220 South Franklin Street
               Tampa, FL 33022
               Facsimile No.: (813) 223-9620
     with a copy to:

            Richard B. Hadlow, Esq.
            Bush Ross Gardner Warren & Rudy, P.A.
            220 South Franklin Street
            Tampa, FL 33022
            Facsimile No.: (813) 223-9620

     If to PowerCerv:

            PowerCerv Corporation
            400 North Ashley Drive, Suite 2700
            Tampa, Florida 33602
            Facsimile No.: (813) 222-0886
            Attention: General Counsel

     with a copy to:

            Chester E. Bacheller, Esq.
            Holland & Knight LLP
            400 North Ashley Drive, Suite 2300
            Tampa, Florida 33602
            Facsimile No.: (813) 229-0134

or to such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

     6.3 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

     6.4 SEVERABILITY. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained herein shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

     6.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

     6.6 COSTS AND EXPENSES. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, accountants and legal counsel.

         6.7 Entire Agreement. Except as otherwise provided herein or in the Escrow Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral.

         6.8 Parties in Interest. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         6.9 Construction. The parties hereto have participated jointly in the negotiation drafting of this Agreement with the assistance of outside legal counsel. In the event an ambiguity or question of intent or interpretation concerning this Agreement arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring and disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any references to any federal, state, local or foreign statues or laws shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the contact requires otherwise. The word "including" shall mean including without limitation.

         6.10 Amendments; Waivers. Upon mutual consent of the parties hereto, this Agreement may be amended in writing at any time, for the purpose of facilitating performance hereunder or to comply with any applicable regulation of any governmental authority or any applicable order of any court or for any other purpose. The parties hereto may, by mutual consent, extend the time for performance of any of the obligations or acts of either party hereto. Each party may, in writing, waive (a) compliance with any of the covenants of the other party contained in this Agreement or the Escrow Agreement, and/or (b) the other party's performance of any of its obligations set forth in this Agreement or the Escrow Agreement.

         6.11 Captions. The captions in this Agreement are inserted for convenience and reference purposes only, and shall not limit or otherwise affect any of the terms or provisions hereof.

         6.12 Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Agreement by either party hereto and that this Agreement may be enforced by either party hereto through injunctive or other equitable relief.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first above written.



HAROLD R. ROSS                                     POWERCERV CORPORATION



/s/ Harold R. Ross                                 By:
-----------------------                               --------------------------
                                                      Chief Financial Officer


H.R.R. LIMITED PARTNERSHIP


By:H.R.R., Inc., sole general partner




        By:  /s/ Harold R. Ross
           --------------------------------------
           Harold R. Ross, President

                                   EXHIBIT 2

                                ESCROW AGREEMENT


     THIS ESCROW AGREEMENT ("Agreement") is made this 24 day of March, 1999, by and among HAROLD R. ROSS, an individual resident of the State of Florida ("Ross"), POWERCERV CORPORATION, a Florida corporation ("PowerCerv"), and
FIRST UNION NATIONAL BANK, as escrow agent (the "Escrow Agent").

                                   RECITALS:

     WHEREAS, Ross and PowerCerv are parties to an Option Agreement, dated March 24, 1999 (the "Option Agreement"), a copy of which is attached hereto as Exhibit A, pursuant to which Ross has granted to PowerCerv an exclusive option (the "Option") to purchase up to 2,000,000 shares (the "Shares") of common stock, $.001 par value per share ("Common Stock") of PowerCerv owned by Ross;

     WHEREAS, the Option Agreement provides for the execution and delivery, concurrent with the execution of the Option Agreement, of an escrow agreement, and the deposit by Ross of all certificates representing the Shares together with appropriate stock powers endorsed in blank and other documentation necessary for the Escrow Agent to transfer marketable title to the Shares to a third party pursuant to the exercise of the Option;

     WHEREAS, Ross and PowerCerv have agreed that the execution and delivery of this Escrow Agreement and the establishment of the escrow provided for herein shall satisfy the obligation of the parties to execute and deliver such escrow agreement.

     NOW, THEREFORE, in consideration of consummating the transactions contemplated by the Option Agreement, the covenants and agreements herein set forth, and for other valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:


             ARTICLE I -- APPOINTMENT AND AGREEMENT OF ESCROW AGENT

     Ross and PowerCerv hereby appoint First Union National Bank as, the First Union National Bank agrees to perform the duties of, Escrow Agent under this Agreement. This Escrow Agreement shall be administered at and the Shares held in Charlotte, NC, by the Escrow Agent at 1525 W. W.T. Harris Blvd., Charlotte, NC 28288.


                     ARTICLE II -- ESTABLISHMENT OF ESCROW

     2.1 Deposit of Shares. Simultaneously with the execution of this Agreement, Ross has caused to be deposited with the Escrow Agent: (i) certificates in negotiable form duly endorsed in blank representing the Shares, such certificates being more fully described in Exhibit B attached hereto, and
(ii) duly executed stock powers (endorsed in blank) with respect to such Shares (the "Escrow Documents").

     2.2 Receipt. The Escrow Agent hereby acknowledges receipt of the Escrow Documents and agrees to hold and release such Escrow Documents in accordance with the terms and conditions of this Agreement for the uses and purposes stated herein.

     2.3 Dividends and Voting Rights. So long as any or all of the Shares are held in escrow pursuant to the terms hereof, all rights to vote said Shares, to receive dividends thereon (whether cash or stock) and all other shareholder rights shall vest exclusively with Ross. Any stock splits or stock dividends distributed with respect to Shares held in escrow shall be delivered to the Escrow Agent. Such additional shares shall be dealt with by the Escrow Agent, pursuant to the provisions of the Option Agreement, in the same manner as the Shares with respect to which such additional shares are distributed.

                     ARTICLE III -- DISBURSEMENT OF SHARES

     3.1 Compliance with Written Instructions. The Escrow Agent shall not be required to make any judgment with respect to the release of any or all of the Shares, and except as provided in this Article III hereof, shall act only on the written instructions of Ross and PowerCerv.

     3.2 Procedure to Effect Disbursement of the Shares. Upon the Escrow Agent's receipt of (i) an Option Exercise Notice (as defined in the Option Agreement) from an Optionee (as defined in the Option Agreement), such notice to include a certification by the Optionee that such notice is submitted in accordance with the terms of the Option Agreement, specify the number of Shares pursuant to which the Option is being exercised, contain a representation that a copy of such notice has been delivered to Ross, and (ii) the Option Exercise Price applicable to such shares, such Option Exercise Price to be paid by wire transfer of federal funds to the following account:


                            0631-06569-0032011636812
                               SUNTRUST TAMPA BAY
                           SUNTRUST FINANCIAL CENTER
                                 TAMPA, FLORIDA
                            ATTENTION: WILDA ISABELL
                                (813) 224-2222
                            CUSTOMER: HAROLD R. ROSS


the Escrow Agent shall promptly take any and all actions necessary and appropriate, in conjunction with PowerCerv's transfer agent, to concurrently:

           (a) deliver to the Optionee a certificate(s) for the number of Shares for which the Option Exercise Notice pertains, such Shares to be registered in accordance with instructions provided by the Optionee in such notice;

           (b) ensure its receipt from the transfer agent of a certificate(s) evidencing any and all Shares not delivered to the Optionee pursuant to the terms hereof; and

           (c) release to Ross the funds received representing payment of the Option Exercise Price with respect to the Shares for which the Option Exercise Notice pertains.

     3.3 Disbursement of Shares Upon Expiration of the Option Period. Upon the expiration of the Option Period, the Escrow Agent shall release to Ross any and all Shares (and the certificates and other documentation pertaining thereto) then held by the Escrow Agent. In the event that any funds have been paid to the Escrow Agent by an Optionee in connection with the delivery of an Option Exercise Notice not received by the Escrow Agent prior to expiration of the Option Period, the Escrow Agent shall remit such funds to the Optionee in accordance with the Optionee's instructions.


     3.4 Disputes as to Escrowed Property If a dispute arises between Ross and any Optionee as evidenced by the written objection to disbursement of any Shares (and/or the funds received with respect to the Option Exercise Price for such Shares) by either Ross or such Optionee, as the case may be, under Section 3.2 or 3.3, the Escrow Agent shall not be permitted or required to resolve such dispute or take any action, including but not limited to, disbursing such Shares or funds, but shall await resolution of the controversy by (i) a final non-appealable court order of a court of competent jurisdiction directing delivery of such Shares of funds to Ross or the Optionee, as the case may be, accompanied by a legal opinion by counsel for the presenting party satisfactory to the Escrow Agent to the effect that the statutory time to appeal the court order has elapsed and no notice of appeal has been filed with the court; or (ii) a written agreement executed by Ross and such Optionee directing delivery of such Shares and/or funds, in which event the Escrow Agent shall take such actions in accordance with such order or agreement.


     3.5 Termination. This Agreement shall continue in effect until the earlier of (i) final resolution of any dispute with respect to the disbursement of any of the Shares and/or the funds received in payment therefor, and (ii) when all of the Shares (and any funds received in payment of the Option Exercise Price therefor) have been distributed in accordance with this Article III.

                 ARTICLE IV - FEES AND EXPENSES OF ESCROW AGENT

     Each of Ross and PowerCerv shall be jointly and severally responsible for all fees and reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in performing its duties hereunder (including reasonable legal fees) of the Escrow Agent, but as between Ross and PowerCerv, each party shall bear 50% of such fees and expenses.

                     ARTICLE V - LIABILITY OF ESCROW AGENT

     5.1 Escrow Agent Obligations. The duties and obligations of the Escrow Agent hereunder shall be determined solely by the express provisions of this Agreement, and the Escrow Agent shall be under no obligation to refer to any other documents between or among the parties related in any way to this Agreement, it being specifically understood that the following provisions are accepted by all parties hereto.

     5.2 Escrow Agent Liability. The Escrow Agent shall not be liable to anyone whatsoever by reason of any error of judgment or for any act done or step taken or omitted by it in good faith or for any mistake of fact or law for anything which it may do or refrain from doing in connection herewith unless caused by or arising out of, its own gross negligence or willful misconduct. Ross and PowerCerv shall, jointly and severally, indemnify and hold the Escrow Agent (and any successor thereto) harmless from any and all liability and expense which may arise out of any action taken or omitted by it as Escrow Agent in accordance wit this Agreement, as the same may be amended, modified or supplemented, except such liability and expense as may result from the gross negligence or willful misconduct of the Escrow Agent. The Escrow Agent may act relative hereto upon advice of counsel in reference to any matter connected herewith and shall not be liable for any action taken or omitted in accordance with such advice.

     5.3 Escrow Agent's Conduct. The Escrow Agent shall be entitled to rely upon any order, judgment, certificate, demand, notice, instrument, opinion or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give notice or receipt or advise or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so.

     5.4 Duty of Care. The Escrow Agent shall not be under any duty to give the property held by it hereunder any greater degree of care than it gives its own similar property and shall not be required to invest any funds held hereunder except as directed in this Escrow Agreement. Uninvested funds held hereunder shall not earn or accrue interest.

     5.5 No Implied Duties. This Escrow Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the parties hereto except this Agreement and the Option Agreement.

     5.6 No Interest in Shares or Funds. The Escrow Agent does not and shall not have any interest in the Shares or any funds received in connection therewith and is serving as Escrow Agent only, having only possession thereof. This Section 5.6 shall survive notwithstanding any termination of this Escrow Agreement or the resignation of the Escrow Agent.

     5.7 No Representations. The Escrow Agent makes no representations to the validity, value, genuineness or the collectibility of any security or other document or instrument held by or delivered to it.

     5.8 No Advice. The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

     5.9 Resignation and Removal. The Escrow Agent (and any successor Escrow Agent) may at any time resign as such by delivering any and all property then held by such Escrow Agent in escrow to any successor Escrow Agent jointly designated by Ross and PowerCerv in writing, or to any court of competent jurisdiction, whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Escrow Agreement. The resignation of the Escrow Agent will take effect on the earlier of (a) the appointment of a successor (including a court of competent jurisdiction); or (b) the day which is 30 days after the date of delivery of its written notice of resignation to the other parties hereto. If at that time the Escrow Agent has not received a designation of a successor Escrow Agent, the Agent's sole responsibility after that time shall be to safekeep the escrowed property until receipt of a designation of successor Escrow Agent or a joint written disposition Instruction by the other parties hereto or a final, non-appealable, order of a court of competent jurisdiction.

                          ARTICLE VI -- MISCELLANEOUS


     6.1 Notices. Any notices or other communications required under this Agreement shall be in writing and be effective upon delivery if given by hand delivery or facsimile transmission or on the next day after given if delivered by overnight courier and shall be given at the addresses or facsimile numbers set forth below, with copies provided as follows:

     If to Ross, addressed to:

           Harold R. Ross
           c/o:   Richard B. Hadlow, Esq.
                  220 South Franklin Street
                  Tampa, FL 33022
                  Fax No. (813) 223-9620

     with a copy to:

           Richard B. Hadlow, Esq.
           Bush Ross Gardner Warren & Rudy, P.A.
           220 South Franklin Street
           Tampa, FL 33022
           Fax No. (813) 223-9620

     If to PowerCerv, addressed to:

           PowerCerv Corporation
           400 North Ashley Drive, Suite 2700
           Tampa, Florida 33602
           Fax No.: (813) 226-2600
           Attn:  General Counsel

     With a copy to:

           Chester E. Bacheller, Esq.
           Holland & Knight LLP
           400 North Ashley Drive, Suite 2300
           Tampa, Florida 33602
           Fax No.: (813) 2290-0134

     If to the Escrow Agent, addressed to:

           First Union National Bank
           1525 W.T. Harris Blvd.
           Charlotte, NC  28288-1153
           Fax No.: (704) 383-6648
           Attention:  Ted Weiner

or at such address and may be designated by written notice hereunder in the manner herein provided.

     6.2. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida applicable to agreements made and to be entirely performed with such State.

     6.3 Consent to Jurisdiction. The parties agree that any legal action or proceeding arising out of or in connection with this agreement may be brought in any state court located in Hillsborough County, State of Florida or any federal court located in the Middle District of Florida and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this agreement or the subject matter hereof may not be enforced in or by such court, and hereby waives any offsets or counterclaims in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any jurisdiction other than Florida.

     6.4 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect to this escrow transaction and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

     6.5 Binding Effect. All the terms and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted assigns.

     6.6. Modification; Waivers. This Agreement may be amended, modified, superseded or canceled, and any of the terms or conditions hereof may be waived, only by a written instrument executed by each party hereto or, in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce the same. No waiver of any party of any condition, or of the breach of any term contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition of or the breach of any other term of this Agreement.

     6.7 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     6.8 No Right of Set-Off. The Escrow Agent agrees that it will not assert any right of set-off or similar right it may have with respect to the Shares or any funds received in payment of the Option Exercise Price thereof.

     6.9 Assignment. This Agreement shall not be assigned other than by operation of law.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                        HAROLD R. ROSS



                                        /s/ Harold R. Ross
                                        --------------------------------------


                                        POWERCERV CORPORATION



                                        By: /s/ Stephen M. Wagman
                                            ----------------------------------
                                            Name: Stephen M. Wagman
                                            Title: Chief Financial Officer


                                        ESCROW AGENT:

                                        First Union National Bank



                                        By:
                                            ----------------------------------
                                            Name:
                                            Title: